                                                                    EXHIBIT 99.1

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                              --------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 24, 2008

                              --------------------

Dear Shareholder,

     You are cordially invited to attend the Annual General Meeting of the shareholders of Tefron Ltd. (the "Company") to be held at the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel on
September 24, 2008, at 11:00 a.m., local time (the "Meeting"). The agenda for the Meeting is as follows:

     1.   to re-elect Yacov Gelbard, Ishay Davidi, Meir Shamir, Micha Korman,
          Avi Zigelman, Shirith Kasher, Zvi Limon and Yarom Oren as directors;

     2.   to approve the compensation for our directors;

     3.   to approve an amendment to Article 37 (Delegation of Powers) of the
          Company's Articles of Association, by adding sub-paragraph (d) in the form attached hereto as ANNEX A;

     4.   to approve an amendment to the Company's Share Option Plan to increase the total number of the Company's Ordinary Shares reserved for the purposes of the Plan by an additional 500,000 Ordinary Shares from
          2,712,323 Ordinary Shares to 3,212,323 Ordinary Shares;

     5.   to ratify the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2008 and for the period until the next Annual General Meeting of the shareholders, and to authorize the
          Board of Directors, upon recommendation of the Audit Committee, to determine the auditors' compensation; and

     6.   to conduct such other business as may properly come before the Annual
          General Meeting or any adjournments or postponements thereof.

     In addition, shareholders will be requested to consider at the Meeting the
Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2007, and the Company will also report on the auditor's compensation with respect to fiscal year 2007.

     The foregoing items of business are more fully described in the Proxy
Statement accompanying this Notice.

     Shareholders of record at the close of business on August 25, 2008 will be entitled to notice of and to vote at the Meeting.

     Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.
Return of your proxy does not deprive you of your right to attend the Annual
General Meeting and vote your shares in person.

     Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Annual General Meeting.

By Order of the Board of Directors,

MICHAL BAUMWALD ORON
COMPANY SECRETARY
August 29, 2008

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "Company" or
"Tefron") of proxies to be voted at the Annual General Meeting (the "Meeting")
of the shareholders of the Company to be held on September 24, 2008 at 11:00
am., local time, at the Company's offices located at Park Azorim, 94 Derech Em
Hamoshavot, Petach Tikva, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about August
29, 2008.

PROXIES; COUNTING OF VOTES

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the
Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company ("Ordinary Shares") covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the New York Stock Exchange, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a "FOR" vote.

     Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the
Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, as well as a statement from the broker, bank or other nominee that it did not vote such shares, and the shareholder must present such legal proxy and statement at the
Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

     THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THOSE SET
FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING.
HOWEVER, IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN
THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR
DISCRETION.

RECORD DATE; SOLICITATION OF PROXIES

     Only shareholders of record at the close of business on August 25, 2008 will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. A soft copy of the Company's Annual Report for the year ended December 31, 2007 is available on the Company's website at
www.tefron.com.

     To the extent you would like to state your position with respect to any of proposals described in this proxy statement, you may do so by delivery of a notice to the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot,
Petach Tikva 49527, Israel, not later than September 8, 2008.

     Following the Meeting, one or more shareholders holding, at the Record
Date, at least 1,060,149 ordinary shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.

QUORUM AND VOTING REQUIREMENTS

     On August 26, 2008, the Company had outstanding 21,202,986 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. This number does not include 997,400 Ordinary Shares held by a wholly-owned subsidiary of the Company.

     At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the
Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to Thursday on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned
Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals One, Two, Four and Five. Proposal Three requires a special majority approval of shareholders. For more information, see
Proposal Three.

     This Proxy Statement and the Proxy Cards attached hereto shall be deemed to constitute voting deeds (Ktavei Hatzba'a) for the purpose of regulation 3(c) of the Israel Companies Regulations (Alleviation for Public Companies whose shares are listed on a Stock Exchange Outside of Israel), 2000.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of August 26, 2008 concerning the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares. The information presented in this table is based on 21,202,986 Ordinary Shares outstanding as of
August 26, 2008, but does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within, 60 days of August 26, 2008. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the
Ordinary Shares.

                                           NUMBER OF               PERCENT OF
NAME                                      SHARES OWNED          ORDINARY SHARES*
----------------------------------        -------------         ----------------

Norfet, Limited Partnership
c/o Fimi 2001 Ltd.
Rubinstein House
37 Begin Rd.
Tel Aviv, Israel                          4,613,085 (1)              21.76%

Wellington Management Company, LLP
75 State Street,
Boston, MA                                2,985,900 (2)              14.08%

*    Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1)  Norfet L.P is an Israeli partnership. As of August 26, 2008, 8.82% of
     Norfet was held by FIMI Opportunity Fund, LP, approximately 45.61% of
     Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 34.45% was held by Mivtach Shamir Holdings Ltd., approximately 3.45% was held by Migdal Insurance Company, approximately
     6.89% was held by First International Bank of Israel and approximately
     0.786% was held by Zaleznick and Butler. In addition, pursuant to Rule
     13d-5, (i) Mr. Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of
     FIMI 2001 Ltd. and senior partner of FIMI Israel Opportunity Fund, Limited
     Partnership and FIMI Opportunity Fund, L.P., and (ii) Mr. Meir Shamir, a
     director of the Company, may be deemed to beneficially own the shares held by Norfet due to his 40.02% interest in Mivtah-Shamir.

(2)  Wellington Management Company, LLP has voting power over 2,063,400 of these shares.

DIRECTORS AND SENIOR MANAGERS

     As of August 26, 2008, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.
The information in this table is based on 21,202,986 Ordinary Shares (excluding
997,400 shares owned by a wholly owned subsidiary) outstanding as of August 26,
2008. The number of Ordinary Shares beneficially owned by a person includes
Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of August 26, 2008. The Ordinary
Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

                                         NUMBER OF            % OF ORDINARY
NAME                                  ORDINARY SHARES      SHARES OUTSTANDING**
-----------------------------          -------------         ----------------

Yacov Gelbard                            300,000                    1.41%
Ishay Davidi                           4,632,767 (1)               21.84%
Meir Shamir                            4,613,085 (2)               21.76%
Yosef Shiran                             815,000 (3)                3.70%
Micha Korman                                   *                       *
Avi Zigelman                                   -                       -
Shirit Kasher                                  -                       -
Yacov Elinav                                   -                       -
Eli Admoni                                     -                       -
Yarom Oren                                     -                       -
Zvi Limon                                692,270 (4)                3.26%
Adi Livneh (5)                                 -                       -
Asaf Alperovitz                                *                       *
Eran Rotem
Itamar Harchol                                 *                       *
Anat Barkan                                    -                       -
David Gerbi                                    *                       *
Ronny Grundland                                -                       -
Ilan Gilboa                                    *                       *
Michal Baumwald Oron                           *                       *
Alon Shadmi                                    *                       *
Amit Eshet                                     *                       *

Directors and senior managers
as a group (13 persons)                6,693,919 (6)               30.06%

----------

*    Less than 1% of the outstanding Ordinary Shares.

**   Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Consist of (i) 4,613,085 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S. securities laws since he serves as
CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the
Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and
(ii) 19,682 Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the above mentioned.

(2) Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of August 26, 2008.

(3) Consists of 815,000 Ordinary Shares subject to options exercisable at prices that are between $3.388 and $3.59 per share (which expire between 2011 and
2012).

(4) Consists of (i) 689,670 Ordinary Shares held by Rimon Investment Master
Fund, LP ("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under the U.S. securities laws since he serves as a partner in the management company of Rimon; and (ii) 2,600 Ordinary Shares held by Mr. Zvi Limon directly.

(5) Adi Livneh will serve as the Company's CEO starting from September 1, 2008.

(6) Consists of (i) 4,613,085 Ordinary Shares held by Norfet, which Mr. Ishay
Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Meir Shamir may be deemed to beneficially own under U.S. securities laws due to his 40% interest in
Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of
August 26, 2008; (ii) 19,682 Ordinary Shares held by FIMI which Mr. Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as
CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet; (iii) 689,670 Ordinary Shares held by Rimon, which Mr. Zvi
Limon may be deemed to beneficially own under U.S. securities laws since he serves as a partner in the management company of Rimon; (iv) 2,600 Ordinary
Shares held by Mr. Zvi Limon directly; (v) 300,000 Ordinary Shares held by Mr.
Yacov Gelbard; and (vi) 1,068,882 options (exercisable within 60 days) to purchase 1,068,882 Ordinary Shares. The exercise prices of these options range from $3.388 to $11.275 per share. These options will expire between 2009 and
2016.

EXECUTIVE COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2007 was approximately $2.2 million, of which $90,500 was paid to Directors in their capacities as Directors. Approximately NIS 280,000 was set aside or accrued for vacation and recuperation pay. Negligible amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by the Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and $120,000 in management fees paid to Norfet and $80,000 in management fees paid to New York Delights, a company wholly owned by Arie Wolfson, a former director and former chairman of the company's board of directors.

     In 2007, the Company did not grant options under the Share Option Plan. In
July 2008, the Company granted options for 300,000 Ordinary Shares under the
Share Option Plan to the Chairman of the Board of Directors, Mr. Yacov Gelbard.
Such options have an average exercise price of $2.07 per share and expire in
2013.

                                  PROPOSAL ONE
                              ELECTION OF DIRECTORS

     At the Meeting, shareholders will be asked to elect eight persons to serve as directors of the Company, who, together with the Company's two external directors (whose terms will not expire until 2009 and 2010, respectively), will constitute the entire ten-member Board of Directors. As of the date of this proxy statement, all of the nominees listed below currently serve as directors of the Company. Each of the eight nominees is nominated to serve as a director until the end of the next Annual General Meeting. Also, if elected to another term as a director, Mr. Yacov Gelbard will continue to serve as the Chairman of the Board of Directors.

     It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the Board of Directors does not anticipate), the persons named in the proxy may vote in their discretion for another person.

     The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to it by the nominees.
Reference is made to "Security Ownership of Certain Beneficial Owners and
Management" for information pertaining to share ownership of certain of the nominees.

The nominees to serve on the Board of Directors are:

NAME                      AGE       CURRENT POSITION WITH COMPANY
----                      ---       -----------------------------

Yacov Gelbard             60            Chairman of the Board
Ishay Davidi              46            Director
Meir Shamir               57            Director
Micha Korman              53            Director
Avi Zigelman              51            Director
Shirith Kasher            40            Director
Zvi Limon                 48            Director
Yarom Oren                38            Director

          YACOV GELBARD began serving as the Company's active Chairman of the
     Board of Directors on January 1, 2008. Mr. Gelbard served as President and
     CEO of Bezeq Ltd. from 2005 to 2007, as President and CEO of Pelephone
     Communications Ltd. from 2001 to 2005, as Chairman of the "Hamashbir
     Fashion Warehouse" Ltd in 2001, as President and CEO of XXL (Electronic
     Commerce) Ltd. from 1999 to 2001, as President and CEO of Blue Square -
     Israel Ltd. from 1993 to 1999, and as VP of Finance of Blue Square - Israel
     Ltd. from 1983 to 1993. Mr. Gelbard holds a BA degree Economy and
     Accounting, Tel - Aviv University, and he is a Certified Public Accountant.

          ISHAY DAVIDI has served as a director of the Company since June 2005 and served as Chairman of the Board of Directors from November 2005 through
     December 2007. Mr. Davidi is the Founder and CEO of each of FIMI IV 2007
     Ltd, FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine
     Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Retalix Ltd. (TASE, Nasdaq), Scope Metals Group Ltd. (TASE),
     Orlite Industries (1959) Ltd., MDT Micro Diamond Technologies Ltd, Orian
     S.M. Ltd. (TASE), Merhav-Ceramic and Building Materials Center Ltd. (TASE),
     Gamatronic Electronic Industries, Ltd. (TASE) and Bagir Group Ltd. Mr.
     Davidi holds a B.Sc in Industrial and Management Engineering from Tel Aviv
     University and an MBA from Bar Ilan University.

          MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the Chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the TASE, since 1992. Mr. Shamir also serves as a director of several companies controlled by Mivtach Shamir Holdings Ltd.

          MICHA KORMAN has served as a director of the Company since October
     2002. Mr. Korman leads the improving, recovery and rehabilitation process for companies. Mr. Korman held various senior management positions in the
     Company from 1991 until 2003. From October 2000, he served as the Executive
     Vice President of the Company. Prior to that, Mr. Korman was Chief
     Financial Officer of the Company from 1991 to September 2000. Prior to joining the Company, Mr. Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a Bachelor's degree in
     Economics, a Business Administration degree from Bar-Ilan University and an
     LL.B degree from Kiryat Ono College and was admitted to practice law in
     Israel in 2007.

          AVI ZIGELMAN was elected as a director of the Company on June 28,
     2005. Since 2004 Mr. Zigelman is a financial advisor and serves as a director in the following companies: Plastro Irrigation Systems Ltd.,
     Mizrahi Tefahot Bank Ltd., Fox Vizel Ltd.,King Ltd., Bram Industries Ltd.,
     Ilex Medical Ltd., P.M.S Group Ltd., Gindi Investments 1 Ltd., Clal
     Biotechnology Industries Ltd., Simha Urieli and Sons Ltd., Milomor Trade &
     Communication Ltd., Arpal Aluminum Systems Ltd., Sialo Technology Israel
     Ltd., Crew Technology (1977) Ltd and Pangea Real Estates Ltd. Since 2000
     Mr. Zigelman is a member of the Professional Committee of the Israeli
     Accounting Standard Board. Between 1996 and 2003, Mr. Zigelman served as a
     Partner Head of Professional Practice Department of KPMG Somekh Chaikin
     accounting firm. Mr. Zigelman holds an M.A. in Business Economics, specialization in Finance, with honors, B.A in Accounting and Economics,
     Economics with honors, and post degree Accounting Studies, with honors -
     all from Tel-Aviv University. Mr. Zigelman is a Certified Public
     Accountant.

          SHIRITH KASHER was elected as a director of the Company on March 31,
     2004 and has been the head of Corporate & Structured Finance at Brack
     Capital Holding Ltd. since April 2006. From April 2005 until April 2006 Ms.
     Kasher was the CEO of Telem Ltd. From 2001 to March 31, 2005, Ms. Kasher
     was the Business and Corporate Counsel and Secretary of The Israel Phoenix
     Assurance Company Ltd. and the General Counsel of Atara Investment Company
     Ltd. and Atara Technology Ventures Limited (both from the Phoenix Group).
     From 1997 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an
     Articled Clerk and then as an Advocate. Ms. Kasher holds a B.Sc. and an LLB from Tel Aviv University and is admitted to practice law in Israel.

          ZVI LIMON was elected as a director of the Company in May 2008.
     Mr.Limon is a General Partner of Rimon Funds, a public equities investment fund focusing on Israeli companies, and a General Partner and Venture
     Partner of Magma VC (previously Magnum Communication) Fund, an Israeli venture capital fund focusing on communication technology companies. He also serves on the board of directors of a number of public traded and private companies. From 1990 to 2000, Mr. Limon was the Chairman of Limon
     Holdings Ltd., the advisor to an international technology fund focusing on private and public equity investments.

          YAROM OREN was elected as a director of the Company in December 2007.
     Mr. Oren is Senior Partner at FIMI 2005 Ltd. and FIMI 2001 Ltd. Mr. Oren
     also serves as a director of Caesarea Creation Ltd., a textile manufacturer, Bagir Group, a suits manufacturer, Scope Metals Ltd, a metal service provider and Ginegar Plastic Products Ltd., a plastic cover films manufacturer. Yarom Oren holds a B.Sc in Industrial Engineering from
     Tel-Aviv University and an MBA from WBS England.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that each of Yacov Gelbard, Ishay Davidi, Meir Shamir, Micha
Korman, Avi Zigelman, Shirith Kasher, Zvi Limon and Yarom Oren be, and hereby is, elected to hold office as a director of the Company until the close of the next Annual General Meeting."

     The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL TWO

                       APPROVAL OF DIRECTORS' COMPENSATION

     Under the Israeli Companies Law, 5759-1999 ("Companies Law"), director's compensation requires shareholders approval. Our shareholders have approved the compensation of Mr. Yakov Elinav and Mr. Eli Admoni, our external directors, to be NIS 2,000 (currently approximately $563) per meeting of the Board of
Directors and any Board committee meeting and an annual compensation in the amount of NIS 50,000 (currently approximately $14,085). During the last few years, our shareholders approved the same compensation to each of our current and future directors who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and (iii) does not hold a position with the Company or otherwise provide consulting services to the Company, for the period ending at the end of the upcoming Meeting.

     At the Meeting, shareholders will be asked to approve the aforementioned compensation to each of our current and future directors who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and (iii)
does not hold a position with the Company or otherwise provide services to the
Company. This resolution would be in effect until the close of the next Annual
General Meeting for non-external directors.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the compensation for each of our current and future directors who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and (iii) does not hold a position with the Company or otherwise provide services to the Company, would be NIS 2,000 per meeting of the
Board of Directors and any Board committee meeting and an annual compensation in the amount of NIS 50,000. This resolution would be in effect until the close of the next Annual General Meeting for non-external directors."

                                       10

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                 PROPOSAL THREE

              AMENDMENT TO ARTICLE 37 (DELEGATION OF POWERS) OF THE
                             ARTICLES OF ASSOCIATION

     At the Meeting, the shareholders will be asked to approve a proposed amendment to Article 37 of the Company's Articles of Association (the
"Articles") by adding a sub-paragraph (d), as described below.

     Under the Companies Law, a transaction of the Company with an officer of the Company, or a transaction of the Company with another person in which an officer of the Company has a personal interest, other than an "extraordinary transaction" (I.E., other than a transaction not in the Company's ordinary course of business or a transaction that is not undertaken in market conditions or a transaction that is likely to substantially influence the profitability of the Company, its properties or liabilities), requires the approval of the Board of Directors, unless prescribed otherwise in the Company's Articles.

     It is proposed to revise the Articles to explicitly authorize the compensation committee of the Board of Directors to approve any transaction of the Company with an officer of the Company (who is not a chief executive officer, a director, a controlling shareholder or a relative of a controlling shareholder, or an interested party in a controlling shareholder) with respect to his terms of office and employment and which is not an "extraordinary transaction" (as such terms are defined under the Companies Law). The version of the proposed Article 37(d) of the Articles of Association is attached hereto as
ANNEX A.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to approve the amendment of Article 37 of the Company's Articles of Association by adding sub-paragraph (d) in the form attached hereto as ANNEX
A."

     The affirmative vote of at least 75% of the total voting power represented at the Meeting in person or by proxy entitled to vote thereon and voting thereon
(without taking into account the votes that abstained) is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                       11

                                  PROPOSAL FOUR

                 AMENDMENT TO THE TEFRON LTD. SHARE OPTION PLAN

     The Tefron Ltd. Share Option Plan (the "Plan") provides for a limit on the total number of the Company's Ordinary Shares reserved for the purposes of the
Plan, which is currently 2,712,323 Ordinary Shares. As of August 26, 2008,
874,118 Ordinary Shares had been issued under the Plan, 1,677,363 Ordinary
Shares were subject to outstanding but unexercised options granted under the
Plan, and 160,842 Ordinary Shares remained available for additional award purposes under the Plan (not including any Ordinary Shares which may become available because outstanding options expire, are cancelled, or otherwise terminate before being exercised). Under the terms of the Plan, an amendment or alteration of the Plan, which increases the total number of the Company's
Ordinary Shares reserved for the purposes of the Plan, is generally subject to the approval of Company's shareholders. The amendment, if approved by the
Company's shareholders, will increase the total number of the Company's Ordinary
Shares reserved for the purposes of the Plan by an additional 500,000 Ordinary
Shares, for a proposed new total of 3,212,323 Ordinary Shares (subject to customary adjustments for recapitalizations and similar events).

     The Board of Directors believes that the current number of Ordinary Shares available for issuance under the Share Option Plan, will be insufficient to cover anticipated grants (including to Mr. Adi Livneh, the Company's new CEO).
Therefore, the Board of Directors' proposed increase in the number of Ordinary
Shares reserved for the Company's Share Option Plan is intended to remedy this potential deficiency and enable the Company to continue to avail itself of the benefits of the Share Option Plan. In addition to assisting the Company in its efforts to attract and retain the services of key management personnel, grants of options serve to more effectively link executive compensation to shareholder returns through share price performance and provide recipients with additional incentive for outstanding performance.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to approve an amendment to the Company's Share Option Plan to increase the total number of the Company's Ordinary Shares reserved for the purposes of the Plan by an additional 500,000 Ordinary Shares from 2,712,323
Ordinary Shares to 3,212,323 Ordinary Shares."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL FIVE

                   RATIFICATION OF THE APPOINTMENT OF AUDITORS

     Shareholders will be asked to ratify the appointment of Kost Forer Gabbay &
Kasierer, a member firm of Ernst & Young International, as auditors of the
Company for the fiscal year ending December 31, 2008 and for the period until the next Annual General Meeting of shareholders, and to authorize the Board of
Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors in accordance with the volume and nature of their services.
During the Meeting, the Board of Directors will state the amounts paid to the
Company's auditors for their services in the last year. A representative of Kost
Forer Gabbay & Kasierer is expected to be present at the Meeting and will be given an opportunity to make a statement if (s)he desires to do so and to respond to appropriate questions. Kost Forer Gabbay & Kasierer were also the auditors for the Company for the year ended December 31, 2007.

                                       12

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to ratify the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2008 and for the period until the next Annual
General Meeting of shareholders. The Board of Directors is hereby authorized, upon recommendation of the Audit Committee, to determine the auditors'
compensation, to fix the remuneration of the auditors in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

             REVIEW OF THE REPORT OF DIRECTORS, FINANCIAL STATEMENTS
                              AND AUDITORS' REPORT

     The Report of Directors for the year ended December 31, 2007 and the audited consolidated Financial Statements of the Company and the Auditors'
Report in respect thereof for the year ended December 31, 2007 will be available for review by the shareholders at the Meeting. In accordance with applicable
Israeli law, at the Meeting, the directors' representative will answer appropriate questions relating to the above mentioned statements and reports.

                                  OTHER MATTERS

     The Board of Directors knows of no matters that are to be brought before the Meeting other than as set forth in the Notice of Annual General Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

MICHAL BAUMWALD ORON
COMPANY SECRETARY
August 29, 2008

                                       13

                                     ANNEX A

37.  DELEGATION OF POWERS

     .......

     (d)  Notwithstanding the aforesaid in subsection (b) above and subject to the provisions of the Companies Law, any transaction of the Company with an officer of the Company (who is not a chief executive officer, a director, a controlling shareholder of the Company or a relative of a controlling shareholder, or an interested party in a controlling shareholder of the Company) with respect to his terms of office and employment and which is not an "extraordinary transaction" (as such terms are defined under the Companies Law), shall be approved by the compensation committee of the board of directors, to which the board of directors delegates its powers for such specific purpose.

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